Exhibit 99.2

News release…

Date: 29 July 2004
Ref: PR384H

Record first half result

•	Record first half adjusted earnings* of $993 million were $352 million (55 per cent) above the first half of 2003. Net earnings were a record $1,439 million.
•	Cash flow from operations of $2,027 million was also a first half record, 29 per cent above the first half of 2003. In addition, stronger markets created opportunities for the disposal of non-core assets, which generated proceeds of $1.2 billion.
•	Stronger markets for most products were evidenced by higher prices. Compared to the first half of 2003, higher prices, principally for copper, aluminium and iron ore, increased earnings by $722 million. The full benefit of a stronger seaborne thermal coal market will flow through in the second half of 2004.
•	Earnings benefited from increased production from new projects at Diavik (diamonds), Eastern Range (iron ore), Hail Creek (coking coal) and Escondida (copper).
•	Increased costs and lower volumes due to the material slippage at the Grasberg mine reduced earnings by $166 million. Output from the mine increased in the second quarter and the recovery process is progressing well.
•	Western Australian iron ore operations essentially returned to normal following the impact of tropical cyclone Monty which had a prolonged effect on operations and therefore on volumes, product mix and costs.
•	Major capital projects are progressing well. The Comalco Alumina Refinery remains on track for first shipments in early 2005. The major expansion of iron ore capacity in Western Australia is now underpinned by long term contracts with leading steel mills in China and Japan.

6 months to 30 June (All dollars are US$)	2004		2003		Change

Gross turnover	$6,621	m	$5,561	m	+19%

Cash flow from operations (incl. associate and JV dividends)	$2,027	m	$1,569	m	+29%

Adjusted earnings*	$993	m	$641	m	+55%

Net earnings (after exceptional items)*	$1,439	m	$641	m	+124%

Adjusted earnings per share – US cents	72.0		46.5		+55%

Earnings per share – US cents	104.4		46.5		+124%

Dividends per share – US cents	32.0		30.0		+7%

*2004 first half earnings are stated after net exceptional items of $446 million comprising gains on asset disposals of $606 million and an investment write down and provision for related contract obligations of $160 million. Adjusted earnings and adjusted earnings per share exclude exceptional items of such magnitude that their exclusion is necessary in order that adjusted earnings fulfil their purpose of reflecting the underlying performance of the business.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Chairman’s comments
Rio Tinto’s chairman Paul Skinner said, “The first quarter presented Rio Tinto with a number of operational challenges. However, improved performance in the second quarter enabled us to produce record first half earnings and cashflow.

“As we expected, we have seen stronger markets and improved prices for key products. Our strong operating cashflow, together with the disposal of non-core assets, has further strengthened our balance sheet and we are well placed to take advantage of opportunities as and when they arise.

“Strength in our markets has been supported by continuing improvement in the OECD economies combined with sustained Chinese demand for raw materials. While we do not expect that Chinese demand for metals and minerals will continue to grow at the rate of the last year, we do expect it to continue to underpin the markets for many of our products longer term.

“Much of the momentum built up in metals and minerals markets during the first half of the year should continue through the second. Global markets are benefiting from generally improved economic performance but will continue to reflect political and other uncertainties, including pending elections in some of our key countries, developments in the Middle East and the outcome of the Doha development round.”

Chief Executive’s comments
Leigh Clifford, Rio Tinto’s chief executive said, “I am pleased with the way we have overcome many of the operational challenges that we faced in the early part of the year. The iron ore operations are now essentially back to normal following the effects of tropical cyclone Monty. Production from the Grasberg open pit resumed in the second quarter and is in the process of ramping up to normal levels.

“Many of our businesses now have greater opportunities than they have had for a number of years as a result of the strength in demand for their products from China and elsewhere. Our long life operations give us the potential to expand to meet market growth.

“Our new operations and major expansions continue to meet or exceed expectations. The Hail Creek coking coal mine has ramped up to design capacity much quicker than originally planned and we have now committed to a further expansion to an annual capacity of 8 million tonnes. The performance of the Diavik diamond mine has been very encouraging.

“We have high quality projects under construction across a range of products. The major expansion of our iron ore infrastructure in the Pilbara is progressing well and remains on schedule for completion at the end of 2005. The new capacity is now largely underwritten by long term contracts with leading customers. The operational preparations for higher iron ore production, including an acceleration of material movement and increased maintenance, are also going well, although in the short term impacting operating costs. The Comalco Alumina Refinery remains on course for first shipments in early 2005.

“While we welcome the current strong markets we continue to be disciplined and rigorous in our project appraisal.

“Looking at longer term opportunities, the strength of our exploration portfolio was demonstrated by the transfer of recent discoveries at Eagle (nickel) and Dashkasan (gold) to product groups for further study.”

Webcast
A live webcast of the results presentation starting at 10-00 BST (19-00 Australian Eastern Standard Time) on 29 July 2004 can be accessed through the Rio Tinto website (www.riotinto.com). A recording of the presentation will be available on the Rio Tinto website soon after.

Commentary on the Group financial results
Adjusted earnings of $993 million were $352 million above the corresponding period of last year. Net earnings of $1,439 million were $798 million above the corresponding period of last year. The principal factors are shown in the tables below.

Adjusted earnings	US$m	Net earnings	US$m

2003 first half	641	2003 first half	641

Prices	722	Prices	722
Exchange rates	(114)	Exchange rates	(114)
Inflation	(63)	Inflation	(63)

Grasberg slippage	(166)	Grasberg slippage	(166)
Volumes	119	Volumes	119
Costs	(80)	Costs	(80)
Other	(66)	Other	(66)
		2004 exceptional items	446

2004 first half	993	2004 first half	1,439

Adjusted earnings exclude the exceptional items which are described below.

Prices and exchange
Stronger markets resulted in higher prices for most of the Group’s products. Compared with the first half of 2003, average copper prices of 125c/lb were 67 per cent higher, average aluminium prices of 75c/lb were 19 per cent higher and average gold prices of $401/oz were 15 per cent higher. The benchmark iron ore price increased 19 per cent. This resulted in increased iron ore prices mainly effective from 1 April. The strengthening seaborne thermal coal market was reflected in rising spot prices. The benefits of this have begun to flow through, and will continue to do so progressively during the rest of the year.

The US dollar weakened against those currencies in which the Group incurs the majority of its costs. Against the Australian dollar it averaged 21 per cent weaker. The effect of this and other currency movements on operating costs reduced earnings by $213 million. The effect on earnings of the revaluation of monetary items to period end exchange rates was slightly favourable, although relative to a substantial net charge in the first half of 2003, it had a positive effect of $80 million. Gains on currency hedges initiated by North, Ashton and Comalco before 2000 increased earnings by $19 million compared with the first half of 2003.

Grasberg slippage
Production of both copper and gold from the Freeport managed Grasberg mine was significantly below preceding quarters as a consequence of the material slippage in the fourth quarter of 2003. The effect of this on volumes and costs was to reduce earnings by $166 million.

Volumes
Excluding the effects of the Grasberg slippage, higher volumes, mainly from new projects at Diavik (diamonds), Escondida (copper), Hail Creek (coking coal) and West Angelas (iron ore) increased earnings by $119 million. As a result of the effects of tropical cyclone Monty, which hit the Western Australian iron ore operations in March, volume growth from these operations was more modest than would otherwise have been the case.

Costs
Excluding the effect of inflation and the Grasberg slippage, the impact on earnings of increased costs was $80 million. At Hamersley, higher costs reduced earnings by $60 million due to increased material movement, including pre-stripping, and higher maintenance activity in the first half of the year in preparation for volume growth. Tropical cyclone Monty had a prolonged effect on the costs as well as volumes of Hamersley and Robe. Adverse cost variances at Argyle were attributable largely to lower volumes and at Palabora to lower volumes and increased depreciation following the commissioning of the underground project.

Tax
Excluding exceptional items, the effective tax rate of 30 per cent compares with 32 per cent in the first half of 2003. The 2004 tax charge benefits from an additional $29 million one-off benefit as a result of the proposed entry into the Australian tax consolidation regime and a favourable mix of profits towards jurisdictions with lower effective rates of tax.

Other
The variation in other items of $66 million is due primarily to the absence of earnings from divested businesses of $36 million, the absence of a $19 million profit reported in the first half of 2003 on the sale of Peak/Alumbrera and a $21 million profit on the sale of SouthernEra. There were also minor increases in pensions charges.

Exceptional items
Exceptional items of $446 million included net profits on disposal of non-core assets ($606 million) and a charge of $160 million relating to Colowyo.

The sale of shares in Freeport-McMoRan Copper & Gold Inc. (FCX) generated a profit of $518 million. The other asset sales included interests in Fortaleza, Sepon, Zinkgruvan, Somincor and Boké.

A detailed review of the mine plan and projected cash flows of the Colowyo coal business was completed in June 2004; this indicated that future operating and development costs are substantially higher than previously estimated. As a consequence of this an exceptional charge has been recorded for the write-down of Colowyo and recognition of related contract obligations.

Cash flow
The Group was strongly cash positive in the first half of the year. Cashflow from operations, including dividends received from joint ventures and associates, increased 29 per cent to over $2,027 million.

Investment in the business continued. Purchase of property plant and equipment of $957 million was 44 per cent higher than the first half of 2003 due mainly to major projects in iron ore and alumina.

Net sales of other investments of $158 million includes the sale of the Group’s interests in Sepon and Boké and the disposal of US treasury bonds held as security for the deferred consideration on the acquisition of North Jacobs Ranch. Disposals, predominantly the sale of shares in FCX but also including interests in Fortaleza, Zinkgruvan and Somincor, generated a cash inflow of $1,137 million.

Balance sheet
Shareholders’ funds increased by $648 million to $10,685 million. Profits exceeded dividends by $998 million and there was a write back of goodwill relating to asset disposals of $228 million. These were partially offset by the effect of exchange rate movements of $591 million.

As a result of the strong cashflow, both from operations and from asset disposals, net debt fell from $5,646 million to $4,486 million. The ratio of net debt to total capital fell to 28 per cent at 30 June 2004 from 34 per cent at 31 December 2003. Interest was covered 18 times.

Dividends
Dividends are determined in US dollars. The interim dividend is set at one half of the total dividends for the previous year. Therefore interim dividends equivalent to 32.0 US cents per share (2003: 30.0 US cents per share) have been declared by Rio Tinto plc and Rio Tinto Limited.

Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on Tuesday 27 July 2004.

Rio Tinto plc shareholders will be paid an interim dividend of 17.54 pence per ordinary share (2003: 18.45 pence).

Rio Tinto Limited shareholders will be paid an interim dividend of 45.53 Australian cents per ordinary share (2003: 45.02 Australian cents per share), which will be fully franked. The directors consider that there are sufficient franking credits available for paying fully franked dividends for at least the next year.

The respective dividends will be paid on Friday 10 September 2004 to Rio Tinto plc shareholders on the register at the close of business on Friday 13 August 2004 and to Rio Tinto Limited shareholders on the register at the close of business on Tuesday 17 August 2004. The ex-dividend date for both Rio Tinto plc and Rio Tinto Limited will be Wednesday 11 August 2004. Dividends will be paid to Rio Tinto ADR holders on Monday 13 September 2004.

As usual, Rio Tinto will operate its Dividend Reinvestment Plan, details of which can be obtained from the Company Secretaries’ offices and from the Rio Tinto website (www.riotinto.com). The last date for receipt of the election notice for the Dividend Reinvestment Plans is Tuesday 19 August 2004.

Rio Tinto financial information by business unit (1)

US$ millions	Rio	Gross turnover (a)		EBITDA (b)		Net earnings (c)
	Tinto
	interest
	%	2004	2003	2004	2003	2004	2003

Iron Ore
Hamersley (inc. HIsmelt®)	100.0	733	628	358	330	185	191
Robe River	53.0	249	172	149	97	50	30
Iron Ore Company of Canada	58.7	238	189	49	(3)	13	(6)

		1,220	989	556	424	248	215

Energy
Kennecott Energy	100.0	528	464	128	122	39	49
Rio Tinto Coal Australia	100.0	325	189	136	76	69	37
Kaltim Prima Coal	(d)	–	97	–	29	–	9
Coal & Allied	75.7	343	283	55	45	2	1
Rössing	68.6	48	41	11	(7)	–	(5)
ERA	68.4	72	53	28	24	5	5

		1,316	1,127	358	289	115	96

Industrial Minerals		909	843	258	243	99	74

Aluminium	(e)	1,143	902	337	227	159	102

Copper
Kennecott Utah Copper	100.0	524	321	244	73	136	10
Escondida	30.0	461	210	315	117	183	47
Freeport	(f)	43	176	7	89	(4)	15
Grasberg joint venture	(g)	44	211	9	134	(6)	64
Palabora	49.2	152	103	(6)	18	(9)	5
Kennecott Minerals	100.0	130	119	67	59	40	30
Rio Tinto Brasil	(h)	53	73	20	21	5	3
Other	(d)	123	94	64	30	40	(6)

		1,530	1,307	720	541	385	168

Diamonds
Argyle	100.0	195	243	69	115	32	53
Diavik	60.0	171	–	129	–	54	–

		366	243	198	115	86	53

Other operations		90	119	41	57	15	22

Other items		47	31	(97)	(70)	(22)	(8)
Exploration and evaluation				(72)	(64)	(59)	(52)
Net interest						(33)	(29)

Adjusted earnings						993	641
Exceptional items				446	–	446	–

Total		6,621	5,561	2,745	1,762	1,439	641

Reconciliation to the profit and loss account
Profit on ordinary activities before interest				2,031	1,104
Depreciation and amortisation in subsidiaries				586	488
Depreciation and amortisation in JVs and associates				128	170

				2,745	1,762

References above are to notes on page 27

Rio Tinto financial information by business unit (2)

US$ millions	Rio	Capital		Depreciation &		Operating assets
	Tinto	Expenditure (i)		amortisation (j)		(k)
	interest					30 June	30 June
	%	2004	2003	2004	2003	2004	2003

Iron Ore
Hamersley (inc. HIsmelt®)	100.0	325	79	86	51	1,663	1,136
Robe River	53.0	38	28	46	35	1,694	1,659
Iron Ore Company of Canada	58.7	12	6	16	14	479	492

		375	113	148	100	3,836	3,287

Energy
Kennecott Energy	100.0	102	133	65	57	453	567
Rio Tinto Coal Australia	100.0	9	105	35	22	610	591
Kaltim Prima Coal	(d)	–	1	–	11	–	55
Coal & Allied	75.7	8	9	43	36	706	729
Rössing	68.6	1	3	8	3	52	45
ERA	68.4	2	1	14	12	166	164

		122	252	165	141	1,987	2,151

Industrial Minerals		78	51	87	84	2,055	2,060

Aluminium	(e)	219	182	90	71	3,220	2,847

Copper
Kennecott Utah Copper	100.0	36	45	46	45	1,271	1,319
Escondida	30.0	36	20	25	38	498	491
Freeport	(f)	–	9	3	26	–	141
Grasberg joint venture	(g)	17	22	19	22	405	405
Palabora	49.2	19	35	22	5	472	340
Kennecott Minerals	100.0	13	4	16	17	134	124
Rio Tinto Brasil	(h)	6	6	3	7	75	85
Other	(d)	32	25	15	34	159	275

		159	166	149	194	3,014	3,180

Diamonds
Argyle	100.0	47	12	20	32	567	520
Diavik	60.0	25	54	32	–	615	646

		72	66	52	32	1,182	1,166

Other operations		5	2	14	20	72	101

Other items		12	6	9	16	(195)	(197)
Less joint ventures and associates		(78)	(68)	(128)	(170)	–	–

Total		964	770	586	488	15,171	14,595

Less net debt						(4,486)	(5,804)

Net assets						10,685	8,791

References above are to notes on page 27

Review of Operations

Comparison of adjusted earnings
2004 adjusted earnings of $993 million were $352 million above the adjusted earnings of the first half of 2003. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.

Adjusted earnings	$m

2003 first half	641

Iron Ore	33
Energy	19
Industrial Minerals	25
Aluminium	57
Copper	217
Diamonds	33
Other operations	(7)
Exploration	(7)
Interest	(4)
Other	(14)

2004 first half	993

Iron Ore

	First Half	First Half	Change	Full year
	2004	2003		2003

Production (million tonnes)	51.0	48.3	+6%	101.5

Turnover	1,220	989	+23%	2,145
Net earnings	248	215	+15%	499
EBITDA	556	424	+31%	971
Capital expenditure	375	113		410

Market conditions
Demand remained strong across the product range and in all markets. In addition to strong demand from China, the Japanese steel industry operated near capacity and crude steel production in Korea and Taiwan was at record levels. Reflecting the strength of the market, 18.6 per cent price increases were achieved for fiscal year 2004 for both lump and fines following the nine per cent price increases agreed in 2003.

In June, new long term agreements with leading Chinese steel mills for the sale of an incremental 40 million tonnes per annum of iron ore were announced. These agreements, together with the Nippon Steel and the Shanghai Baosteel Group arrangements announced earlier in the year, underpin the current phase of Rio Tinto’s expansion of port, rail and mine capacity that is on schedule for completion at the end of 2005.

Hamersley Iron
Net earnings of $185 million were three per cent below the first half of 2003. Hamersley’s first half shipments were in line with those of the first half of 2003, although the shipments through Cape Lambert were less than anticipated. Production was severely disrupted by tropical cyclone Monty which hit the Pilbara in early March. Mines and port facilities were closed and the subsequent flooding also affected mining operations and transport infrastructure. Operations had essentially returned to normal by the end of April, although material handling issues remain. Tom Price remained flood affected late into the second quarter, adversely affecting volumes, product mix and costs. In preparation for volume growth, material movement and maintenance activity increased during the period, as the business prepared for a significant increase in production from the end of 2005.

The new Eastern Range mine was opened in mid-April and shipped its first product in the second quarter.

Robe River
Net earnings of $50 million were $20 million above the first half of 2003. The West Angelas mine reached its design capacity of 20 million tonnes per annum two years ahead of schedule in the first quarter, and mine production continued at this rate for the remainder of the period.

Production of Mesa J ore from Pannawonica was also affected by flooding associated with tropical cyclone Monty. Although production levels returned to normal relatively quickly, product quality was affected for a prolonged period.

IOC
Net earnings of $13 million compared with a net loss of $6 million for the first half of 2003 due principally to higher iron ore prices and lower operating costs. Operations in the first half of 2003 were adversely affected by production interruptions during the commissioning of a new rail control system and by crusher breakdowns.

The labour contract at IOC expired at the end of February 2004, and negotiations for a new labour contract have been ongoing. IOC presented its final offer to the workforce's union representatives on 18 July, but was advised that the offer was unacceptable. The workforce has been on strike since 19 July. At present, shiploading from port stockpiles continues but mine operations have ceased.

Energy

		First Half	First Half	Change	Full year
		2004	2003		2003
Production	Coal (million tonnes)
	Hard coking coal	3.3	0.8	+313%	2.3
	Other Australian/Indonesian*	15.9	20.1	–21%	38.3
	US	56.3	52.4	+7%	108.2
	Uranium (tonnes)	2,788	2,357	+18%	5,158

Turnover		1,316	1,127	+17%	2,344
Net earnings		115	96	+20%	157
EBITDA		358	289	+24%	544
Capital expenditure		122	252		305

*Other Australian/Indonesian coal for 2003 includes production from Kaltim Prima Coal which was sold in the second half of 2003.

US Coal – Kennecott Energy
Net earnings of $39 million were $10 million lower than the net earnings in the first half of 2003 which included a one-off benefit relating to a provision release.

Stockpiles of coal at US power utilities continued to fall from the 2003 highs although they are only slightly below normal levels for the time of year. Prices have firmed for deliveries for 2005 and beyond.

Volume increases largely reflect higher output from the Jacobs Ranch mine and strong demand for the higher energy coals. Work continued on lowering the high wall at Cordero Rojo to alleviate the stability issues that have affected production over the last two years. There were no such incidents in the first half of 2004.

Asia Pacific Coal Markets
The market for thermal coal strengthened during the first half of the year and the benefits of rising prices will flow through progressively in the second half of the year. The market for coking coal, into which Rio Tinto is introducing production from the new Hail Creek mine, was also strong.

Rio Tinto Coal Australia (formerly Pacific Coal)
Net earnings of $69 million were $32 million above the first half of 2003. The ramp up of the new Hail Creek coking coal mine continued. Design capacity rates of 5.5 million tonnes per annum have already been achieved. An expansion to eight million tonnes at a cost of $120 million has recently been approved. The proportion of coking coal from the Kestrel mine has increased since mining commenced in the new 300 series area.

Blair Athol shipments were constrained for a period of seven weeks in February and March due to the failure of a reclaimer at the independently managed Dalrymple Bay Coal Terminal. Throughput returned to close to normal from the beginning of April.

Coal & Allied
Net earnings of $2 million were in line with the first half of 2003. In the first quarter, sales through the port of Newcastle (NSW) continued to be affected by port and rail congestion and demurrage charges averaged over US$2 per tonne. Following the approval of a port rationing agreement by the Australian Competition and Consumer Commission in mid-March ship queues, which had reached over 50 vessels in the first quarter, fell to around 12 by the end of June. As a consequence, demurrage charges fell as the second quarter progressed.

Coal & Allied was brought under unified management with Rio Tinto Coal Australia with effect from 1 February 2004. In addition, Mount Thorley and Warkworth mines have been managed as one operation since late January 2004. Both these organisational changes are aimed at improving operational efficiency and reducing costs.

Rössing
Net earnings of nil compared with a loss of $5 million in the first half of 2003. Earnings benefited from lower inventory values following a stock write down in the second half of 2003. Work continues on studying opportunities to extend the mine beyond the life of the existing pit.

Energy Resources of Australia
Net earnings of $5 million were in line with the first half of 2003.

Industrial Minerals

		First Half	First Half	Change	Full year
		2004	2003		2003

Production	Borates (000 tonnes)	275	282	–2%	559
	Titanium dioxide (000 tonnes)	577	608	–5%	1,192
	Salt (000 tonnes)	2,390	2,094	+14%	4,633
	Talc (000 tonnes)	717	686	+5%	1,357

Turnover		909	843	+8%	1,801

Net earnings	Rio Tinto Borax	42	39	+8%	80
	Rio Tinto Iron & Titanium	41	20	+105%	47
	Dampier Salt	4	7	–43%	10
	Luzenac	12	8	+50%	17

EBITDA		258	243	+6%	465
Capital expenditure		78	51		139

Rio Tinto Borax
Net earnings of $42 million were $3 million above the first half of 2003. The borates business has benefited both from continuing strength in the US housing sector and strong global demand for boric acid.

Rio Tinto Iron & Titanium
Net earnings of $41 million were $21 million above the first half of 2003 which included an adverse effect of the revaluation of balance sheet items of around $20 million due to the rapid weakening of the US dollar. Although the conventional feedstock market remained in oversupply, and is expected to remain so for some time, Rio Tinto Iron & Titanium has benefited from the strong markets for its iron, steel, rutile and zircon co-products. Production of conventional slags remained below capacity whereas production of the high purity upgraded slag (UGS) was at capacity. Expansion of the UGS plant to 325,000 tonnes per annum is on schedule for start up in early 2005.

Dampier Salt
Net earnings of $4 million were $3 million below the first half of 2003, due principally to the effects of the weaker US dollar.

Luzenac
Net earnings of $12 million were $4 million above the first half of 2003. Earnings benefited from recovery in the US paper industry and new product developments. European polymers and coatings markets also improved following reformulation work and higher talc penetration in the automobile industry.

Aluminium

		First Half	First Half	Change	Full year
		2004	2003		2003

Production	Bauxite (000 tonnes)	6,339	6,194	+2%	12,316
	Alumina (000 tonnes)	1,030	988	+4%	2,014
	Aluminium (000 tonnes)	417	401	+4%	818

Turnover		1,143	902	+27%	1,936
Net earnings		159	102	+56%	200
EBITDA		337	227	+48%	488
Capital expenditure		219	182		436

Prices
The aluminium price averaged 75 c/lb, 19 per cent above the average for the first half of 2003. While the majority of alumina is sold under long term contracts, the strength of the market was demonstrated by spot prices which averaged over $440/tonne compared with around $270/tonne in the first half of 2003.

The effect of these, and other price movements, was to increase first half earnings by $90 million. This was partially offset by the adverse effects of the movements in exchange rates ($20 million).

Bauxite
Record levels of bauxite production were achieved in the second quarter following a first quarter where production was affected by heavy rains. The first shipment of bauxite was delivered to the new Comalco Alumina Refinery at Gladstone in June, in advance of commissioning in the second half of the year.

Alumina
Production from both alumina refineries reflected good production flows and process stability.

Aluminium
Improved power availability in New Zealand and process stability at the Boyne Island smelters contributed to higher aluminium production compared with the first half of 2003. The timing of maintenance at NZAS and equipment downtime at Bell Bay affected production towards the end of the period.

Copper

		First Half	First Half	Change	Full year
		2004	2003		2003

Production	Mined copper (000 tonnes)	373.4	462.8	–19%	867
	Refined copper (000 tonnes)	169	165	+2%	348
	Mined gold (000 oz)	570	1,203	–53%	2,207

Turnover		1,530	1,307	+17%	2,725
Net earnings		385	168	+129%	440
EBITDA		720	541	+33%	1,149
Capital expenditure		159	166		378

Kennecott Utah Copper
Net earnings of $136 million were $126 million above the first half of 2003 principally due to higher copper prices but also due to higher sales volumes.

Since the final quarter of 2003, ore produced from the Bingham Canyon mine contained high arsenic levels which affect smelter and molybdenum circuit efficiency. As expected, production of gold and silver continued to be affected by lower grades. Anode production was affected by maintenance of the east anode refining furnace in February and a ten day shutdown for smelter maintenance in late April. Anode production in the first half of 2003 was adversely affected by a failure in the acid plant.

Escondida
Net earnings of $183 million were $136 million above the first half of 2003 due mainly to higher copper prices and higher volumes. Production from Escondida has increased following the previously announced return to its normal mine plan from the beginning of the year. Problems with water recovery, which constrained production in the first quarter, have been resolved.

Freeport and Grasberg Joint Venture
A net loss of $10 million compared with net earnings of $79 million in the first half of 2003. Both copper and gold production from the Grasberg mine was significantly below the first half of last year as a consequence of the material slippage in the fourth quarter of 2003. Early in the year, efforts were directed to accelerating the removal of waste material to restore safe access to the higher grade areas of the open pit. As a consequence, mill throughput remained below capacity. Freeport, the manager of the Grasberg mine, resumed mining activities in the high grade ore areas of the open pit in the second quarter of 2004. The recovery process is progressing well and ore grades are expected to improve throughout the remainder of the year.

Rio Tinto’s share of production, and hence net earnings, is based on a preliminary allocation of volumes between the joint venture partners, Rio Tinto and Freeport. This allocation will not be finalised until full production has been restored.

Rio Tinto sold its holding in Freeport-McMoRan Copper & Gold Inc. (FCX) to FCX for net consideration of $882 million in March 2004. The sale of FCX shares has no effect on the terms of the joint venture, nor the management of the Grasberg mine. The profit on the sale of these shares is treated as an exceptional item and is not included in the summary above.

Palabora
A net loss of $9 million compared with net earnings of $5 million in the first half of 2003. Although Palabora benefited from higher copper prices, this was largely offset by the effect of a stronger South African rand. First half production at Palabora remained below target. The underground block cave project is becoming more productive as fragmentation improves and more fine material is being drawn into the drawpoints but secondary breaking of the oversized material remained a constraint on production. Additional equipment to handle secondary breaking was delivered in the second quarter.

Palabora’s management is currently reviewing all opportunities to improve business performance.

Kennecott Minerals
Net earnings of $40 million were $10 million above the first half of 2003 as both Cortez and Greens Creek benefited from higher prices.

Other copper operations
Rio Tinto Brasil’s net earnings of $5 million were $2 million above the first half of 2003 due to higher prices and the favourable effects of exchange rate movements.

Northparkes’ net earnings of $12 million compared with a net loss of $10 million in the first half of 2003. In addition to higher copper and gold prices, the processing of oxide stockpiles and the transition to open cut material following the exhaustion of the final low grade Lift 1 material in 2003 assisted first half performance.

Diamonds

		First Half	First Half	Change	Full year
		2004	2003		2003
Production	Diamonds (000 carats)
	Argyle	6,282	12,913	–51%	30,910
	Diavik	2,286	759	+201%	2,300

Turnover		366	243	+51%	556
Net earnings		86	53	+62%	113
EBITDA		198	115	+72%	304
Capital expenditure		72	66		100

Diamond market
The diamond market has continued to be strong. The 2003 Christmas period saw strong growth in retail jewellery sales in the US and the Japanese market grew for the first time in a number of years. US retail jewellery sales continued to grow in the first half of the year. Industry rough prices have improved, particularly for large, clean, white rough diamonds where demand has been consistently in excess of supply. Prices also improved for rough smalls. Polished prices have also improved but not to the same extent.

Argyle
Net earnings of $32 million were $21 million lower than the first half of 2003. Diamond production was significantly lower than the first half of 2003. Tight mining conditions at Argyle, as a result of the deepening open pit, limited mine production throughout the first half of the year. Ore processed consisted of lower grade ore from the open pit supplemented by lower grade ore from stockpiles. The effect on sales volumes was less pronounced as first half 2004 sales included diamonds produced in late 2003.

Diavik
First half net earnings were $54 million. Diavik, where production continues to ramp up, has exceeded expectations in nearly all respects. The second quarter produced record volumes as the process plant comfortably exceeded design throughput on a consistent basis. Grades improved but will continue to reflect the processing of mud rich material that surrounds the kimberlite proper for the remainder of the year.

Other Operations

		First Half	First Half	Change	Full year
		2004	2003		2003

Production	Gold (000 oz)	188	326	–43%	524

Turnover		90	119	–24%	184
Net earnings		15	22	–32%	21
EBITDA		41	57	–28%	77
Capital expenditure		5	2		4

Net earnings from other operations of $15 million were $7 million below the first half of 2003. Gold production from Kelian was almost 50 per cent lower than the first half of 2003. Mining operations ceased in 2003 although processing will continue into 2005.

Exploration

	First Half	First Half	Change	Full year
	2004	2003		2003

Post tax expenditure	59	52	+13%	98

Exploration focuses on advancing the most promising targets on a range of grass roots generative, drill testing stage and near mine programmes. Good results were obtained at a number of locations.

Exploration drilling continued on copper porphyry targets in Peru, Turkey and Mexico. Diamond exploration continued in India, Canada, Botswana and Brazil. Iron ore exploration continued in the Pilbara (Western Australia) and at Simandou (Guinea), the order of magnitude study continued.

Placer Dome, the manager of the Cortez mine (Rio Tinto 40%), has announced the initiation of a feasibility study at Cortez Hills where further drilling has increased proven and probable reserves of gold from 5.3 million ounces to 7.5 million ounces.

In the first quarter, responsibility for the Eagle (nickel, USA) and Dashkasan (gold, Iran) projects was transferred to the Copper group and Technology group respectively for the next stage of evaluation. The pre-feasibility study at Resolution (copper, USA) continues. At the Potasio Rio Colorado potash project in Argentina a high density three dimensional seismic survey has been completed and a resource drilling programme is being carried out to expand the known resource. Pilot solution mining will begin in the second half of the year. In the second quarter, an in principle agreement was reached with Chariot Resources over the sale of a copper resource at Marcona in Peru.

Capital Projects

The following major projects have recently been approved, are in construction or were completed during the first half of the year.

Project	Estimated Cost (100%)	Status/Milestones

Completed in 2004

Iron ore – Eastern Range mine (Rio Tinto 54%). Development of a new mine with a capacity of 10 million tonnes per annum. The mine will service a joint venture formed between Hamersley and Shanghai Baosteel Corporation.	$67m	Construction completed on time and within budget. The mine was officially opened in April 2004.

Ongoing

Aluminium – Comalco Alumina Refinery (Rio Tinto 100%). Construction in Queensland of a greenfield alumina refinery with initial annual capacity of 1.4 million tonnes but with options to expand to 4.2 million tonnes.	$750 m	The project is currently on track and on budget. The project is 96% complete, and commissioning has started. First production is due in late 2004 with first shipments in early 2005.

Copper – Northparkes Lift 2 Expansion project (Rio Tinto 80%). New 15,000 tonne per day block cave mine approximately 400 metres below the existing underground operation.	$100 m	Variable ground conditions and higher than expected rock stress caused a short delay to the project. The project cost increased from an initial estimate of $76 million to $100 million. Production commences in the second half of 2004 and ramps up to full production in 2005.

Copper – Palabora Underground (Rio Tinto 49%). 30,000 tonnes of ore per day block caving operation.	$465 m
The production ramp-up has been constrained by the inability to clear drawpoints efficiently that have been blocked with poorly fragmented, large rocks. Additional equipment was delivered in the second quarter.

Iron Ore – HIsmelt® (Rio Tinto 60%) direct iron smelting technology. Construction of an 800,000 tonne capacity plant at Kwinana, Western Australia.	$200 m	Engineering is 99% complete and construction 84% complete at the end of June. First production remains scheduled for the end of 2004

Other – Project Daybreak (formerly Project Sunrise, Rio Tinto 100%). Development for mixed use of a 4,100 acre area of land near Salt Lake City, Utah.	Initial cash requirement of $50 m	Land sales started in mid 2004 and ramp up over a period of 5-6 years.

Copper – Escondida Norte (Rio Tinto 30%). Satellite deposit will provide mill feed to keep Escondida capacity above 1.2 million tonnes per annum to the end of 2008	$400 m	Project approved in June 2003. First production is expected in the fourth quarter of 2005.

Aluminium – NeWeipa. Expansion of Weipa (Rio Tinto 100%) bauxite production to 16.5 million tonnes, and move to a two mine operation. The majority of the expenditure is for the construction of a purpose built beneficiation plant at Andoom to process fine ore. Expenditure to support the Comalco Alumina Refinery is $20 million.	$150 m	The project is on track and on budget and is 42% complete. It is expected to be complete by the end of 2004.

Iron ore – Expansion of Hamersley’s (Rio Tinto 100%) port capacity to 116 million tonnes per annum.	$685m	Construction is 20% complete and remains on schedule for completion in late 2005.

Iron ore – Expansion by Robe River (Rio Tinto 53%) of rail capacity including completion of dual tracking of 145 km mainline section.	$200m	Construction began in June 2004 and is scheduled for completion by mid-2006.

Iron ore Expansion of Yandicoogina mine (Rio Tinto 100%) from 24 million tonnes per annum to 36 million tonnes per annum.	$200m	The plant area bulk earthworks are complete. Completion is scheduled for the first half of 2005.

Iron ore – Expansion of West Angelas mine (Rio Tinto 53%) from 20 million tonnes per annum to 25 million tonnes per annnum.	$105m	Completion is expected for mid-2005.

Recently approved

Coking coal – Hail Creek (Rio Tinto 92%) Expansion of annual capacity from 5.5 million tonnes per annum to 8 million tonnes per annum.	$120 m	Production is currently ramping up to 5.5 million tonnes per annum. Approval of an expansion to 8 million tonnes per annum was given in July 2004.

Copper – Escondida sulphide leach (Rio Tinto 30%). The project will produce 180,000 tonnes per annum of copper cathode for more than 25 years.	$870 m	The approval of the project was announced on 6 April 2004 and production is expected to begin in the second half of 2006.

Titanium dioxide – Expansion of Rio Tinto Iron & Titanium’s (Rio Tinto 100%) upgraded slag plant (UGS) from 250,000 tonnes per annum to 325,000 tonnes per annum.	$76 m	The approval of the project was announced on 19 January 2004 and production is scheduled to start-up in early 2005.

Divestments
The strengthening market conditions brought Rio Tinto a number of opportunities to divest non-core assets generating proceeds of $1.2 billion.

Rio Tinto sold its holding in Freeport-McMoRan Copper & Gold Inc. (FCX) to FCX for net consideration of $882 million. In addition to the holding in FCX, Rio Tinto has a joint venture interest in production from the Grasberg mine, which is managed by FCX. The sale of FCX shares does not affect the terms of the joint venture, nor the management of the Grasberg mine.

In addition, Rio Tinto completed the sale of Fortaleza, (nickel, Brazil), Zinkgruvan (zinc, Sweden), its remaining 20 per cent interest in Sepon (copper/gold, Laos), its 49 per cent interest in Somincor (copper/tin, Portugal) and four per cent interest in Boké (bauxite, Guinea).

Price and exchange sensitivities

The following sensitivities give the estimated effect on net earnings assuming that the price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect due to the revaluation of foreign currency working capital. They should therefore be used with care.

Estimated effect on Rio Tinto’s full year net earnings of:

	Change in full year average	US$m

Copper	+/– 12.5c/lb	160
Gold	+/– $40/oz	45
Aluminium	+/– 7.5c/lb	105
Australian dollar	+/– 7.4 USc	200
Canadian dollar	+/– 7.5 USc	45
South African rand	+/– 0.7 Rand	25

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Profit and loss account
	First		First
	half		half		Year
	2004		2003		2003
	US$m		US$m		US$m

Gross turnover (including share of joint ventures and associates)	6,621		5,561		11,755
Share of joint ventures' turnover	(1,034)		(875)		(1,820)
Share of associates' turnover	(257)		(348)		(707)

Consolidated turnover	5,330		4,338		9,228

Net operating costs (First half 2004 includes exceptional charges of US$160 million)	(4,399)		(3,648)		(7,732)

Group operating profit	931		690		1,496

Share of operating profit of joint ventures	408		259		536
Share of operating profit of associates	86		136		234
Profit on disposal of interests in operations	606		19		126

Profit on ordinary activities before interest and taxation	2,031		1,104		2,392

Net interest payable	(87)		(101)		(206)
Amortisation of discount	(48)		(39)		(92)

Profit on ordinary activities before taxation	1,896		964		2,094

Taxation	(437)		(309)		(567)

Profit on ordinary activities after taxation	1,459		655		1,527

Attributable to outside equity shareholders	(20)		(14)		(19)

Profit for the financial period (net earnings)	1,439		641		1,508

Dividends to shareholders	(441)		(413)		(882)

Retained profit for the period	998		228		626

Earnings per ordinary share	104.4	c	46.5	c	109.5	c
Adjusted earnings per ordinary share	72.0	c	46.5	c	100.3	c

Dividends per share to Rio Tinto shareholders	32.0	c	30.0	c	64.0	c

Diluted earnings per share figures for the half year are 0.2 US cents (First half 2003: 0.1 US cents) lower than the earnings per share figures above.

For the purpose of calculating earnings and adjusted earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the period was 1,378.9 million, being the average number of Rio Tinto plc shares outstanding (1,067.2 million) plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc (311.7 million).

The results for all periods relate wholly to continuing operations.

Profit is stated after exceptional items, which are set out in the reconciliation below.

	First	First
	half	half	Year
	2004	2003	2003
	US$m	US$m	US$m

Profit for the financial period (net earnings)	1,439	641	1,508
Exceptional items impact on the above profit and loss account as follows:
Profit on disposal of interests in operations	606	–	126
Investment write down and provision for related contract obligation	(160)	–	–

Net exceptional items	446	–	126

Adjusted earnings	993	641	1,382

The above exceptional items have no impact on taxation or amounts attributable to minority shareholders.
For further details of exceptional items, see page 4.

Cash flow statement
	First	First
	half	half	Year
	2004	2003	2003
	US$m	US$m	US$m

Cash flow from operating activities (see below)	1,601	1,293	2,888

Dividends from joint ventures	372	211	470
Dividends from associates	54	65	128

Total cash flow from operations	2,027	1,569	3,486

Interest received	12	22	30
Interest paid	(95)	(107)	(231)
Dividends paid to outside shareholders	(24)	(54)	(76)

Returns on investment and servicing of finance	(107)	(139)	(277)

Taxation	(546)	(494)	(917)

Purchase of property, plant and equipment	(957)	(666)	(1,533)
Funding of Group share of joint ventures' and associates' capital expenditure	(12)	(107)	(94)
Other funding of/repayments from joint ventures and associates	–	19	(18)
Exploration and evaluation expenditure	(79)	(67)	(130)
Sale of property, plant and equipment	5	3	19
Sales less purchases of other investments	158	87	83

Capital expenditure and financial investment	(885)	(731)	(1,673)

Disposals less acquisitions	1,137	221	405

Equity dividends paid to Rio Tinto shareholders	(464)	(420)	(833)

Cash inflow before management of liquid resources and financing	1,162	6	191

Net cash inflow/(outflow) from management of liquid resources	34	(42)	(105)
Ordinary shares issued for cash	13	15	33
Loans (repaid) less received	(1,127)	44	(202)

Management of liquid resources and financing	(1,080)	17	(274)

Increase/(decrease) in cash	82	23	(83)

Cash flow from operating activities
Group operating profit	931	690	1,496
Investment write down and provision for related contract obligation	160	–	–
Depreciation and amortisation	586	488	1,006
Exploration and evaluation charged against profit	72	64	127
Provisions	65	40	154
Utilisation of provisions	(72)	(77)	(159)
Change in inventories	(101)	(41)	(43)
Change in accounts receivable and prepayments	(81)	141	154
Change in accounts payable and accruals	23	(51)	66
Other items	18	39	87

Cash flow from operating activities	1,601	1,293	2,888

Net debt of US$4,486 million at 30 June 2004 compares with US$5,646 million at 31 December 2003. The decrease of US$1,160 million comprises the cash inflow before management of liquid resources and financing of US$1,162 million and other items of US$(2) million.

Balance sheet

30 June	30 June		30 June	30 June	31 December
2004	2003		2004	2003	2003
A$m	A$m		US$m	US$m	US$m

		Intangible fixed assets
1,562	1,657	Goodwill	1,078	1,104	1,185
125	101	Exploration and evaluation	86	67	69

1,687	1,758		1,164	1,171	1,254
		Tangible fixed assets
21,289	20,406	Property, plant and equipment	14,689	13,592	15,196

		Investments
4,501	5,073	Share of gross assets of joint ventures	3,106	3,379	3,233
(1,422)	(1,766)	Share of gross liabilities of joint ventures	(981)	(1,176)	(1,010)

3,079	3,307		2,125	2,203	2,223
514	773	Investments in associates/other investments	355	515	517

3,593	4,080	Total investments	2,480	2,718	2,740

26,569	26,244	Total fixed assets	18,333	17,481	19,190

		Current assets
2,632	2,507	Inventories	1,816	1,670	1,783
		Accounts receivable and prepayments
2,368	2,461	Falling due within one year	1,634	1,639	1,674
1,161	971	Falling due after more than one year	801	647	809

3,529	3,432	Total accounts receivable and prepayments	2,435	2,286	2,483
225	353	Investments	155	235	230
517	571	Cash	357	380	395

6,903	6,863	Total current assets	4,763	4,571	4,891

		Current liabilities
(1,990)	(4,061)	Short term borrowings	(1,373)	(2,705)	(2,194)
(3,005)	(2,914)	Accounts payable and accruals	(2,074)	(1,941)	(2,140)

(4,995)	(6,975)	Total current liabilities	(3,447)	(4,646)	(4,334)

1,908	(112)	Net current assets/(liabilities)	1,316	(75)	557

28,477	26,132	Total assets less current liabilities	19,649	17,406	19,747

		Liabilities falling due after more than one year
(5,032)	(5,234)	Medium and long term borrowings	(3,472)	(3,486)	(3,849)
(216)	(357)	Accounts payable and accruals	(149)	(238)	(322)

(6,390)	(5,996)	Provisions for liabilities and charges	(4,409)	(3,994)	(4,536)
(1,354)	(1,347)	Outside shareholders' interests (equity)	(934)	(897)	(1,003)

15,485	13,198	Net Assets	10,685	8,791	10,037

		Capital and reserves
		Share capital
225	233	– Rio Tinto plc	155	155	155
1,452	1,447	– Rio Tinto Limited (excluding Rio Tinto plc interest)	1,002	964	1,085
2,378	2,431	Share premium account	1,641	1,619	1,629
368	479	Other reserves	254	319	334
11,062	8,608	Profit and loss account	7,633	5,734	6,834

15,485	13,198	Equity shareholders' funds	10,685	8,791	10,037

At 30 June 2004, Rio Tinto plc had 1,067 million ordinary shares in issue and Rio Tinto Limited had 312 million shares in issue, excluding those held by Rio Tinto plc.

At 30 June 2004, net tangible assets per share amounted to US$6.90 (30 June 2003: US$5.53).

In accordance with FRS 4, all commercial paper is classified as short term borrowings though US$0.6 billion (30 June 2003: US$2.5 billion) is backed by medium term facilities. Under United States generally accepted accounting principles ('US GAAP') and Australian generally accepted accounting principles ('Australian GAAP'), this amount would be grouped within non-current borrowings at 30 June 2004.

Current asset investments include US$153 million (30 June 2003: US$228 million) relating to US treasury bills, which are held as security for the deferred consideration for assets acquired during 2002.

Reconciliation with Australian GAAP

First		First			First		First
half		half			half		half		Year
2004		2003			2004		2003		2003
A$m		A$m			US$m		US$m		US$m

1,342		1,044		Adjusted earnings reported under UK GAAP	993		641		1,382
603		–		Exceptional items	446		–		126

1,945		1,044		Net earnings under UK GAAP	1,439		641		1,508
				Increase/(decrease) net of tax in respect of :
(97)		(132)		Goodwill amortisation	(72)		(81)		(164)
134		–		Profit on sale of operations	99		–		–
(14)		(11)		Taxation	(10)		(7)		(5)
–		3		Other	–		2		7

				Net earnings attributable to members under
1,968		904		Australian GAAP	1,456		555		1,346

142.7	c	65.6	c	Earnings per ordinary share under Australian GAAP	105.6	c	40.3	c	97.7	c

Diluted earnings per share under Australian GAAP are 0.2 US cents (First half 2003: 0.1 US cents) less than the above earnings per share figures.

Exceptional items
Net earnings under United Kingdom generally accepted accounting principles ('UK GAAP') include exceptional items of US$446 million, (Full year 2003: US$126 million). The concepts of Adjusted earnings and exceptional items do not exist under Australian GAAP.

30 June	30 June		30 June	30 June	31 December
2004	2003		2004	2003	2003
A$m	A$m		US$m	US$m	US$m

15,485	13,198	Shareholders' funds under UK GAAP	10,685	8,791	10,037

		Increase/(decrease) net of tax in respect of :
981	1,441	Goodwill	677	960	872
86	101	Taxation	59	67	69
629	620	Dividends	434	413	469
(30)	(39)	Other	(21)	(26)	(24)

17,151	15,321	Shareholders' funds under Australian GAAP	11,834	10,205	11,423

The Group's financial statements have been prepared in accordance with UK GAAP, which differs in certain respects from Australian GAAP. These differences relate principally to the following items, and the effect of each of the adjustments to net earnings and shareholders' funds which would be required under Australian GAAP is set out above.

Goodwill
For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisitions directly against reserves. Under Australian GAAP, goodwill is capitalised and amortised by charges against income over the period during which it is expected to be of benefit, subject to a maximum of 20 years. Goodwill previously written off directly to reserves in the UK GAAP accounts has been reinstated and amortised for the purpose of the reconciliation statements.

For acquisitions in 1998 and subsequent years, goodwill is capitalised under UK GAAP, in accordance with Financial Reporting Standard 10. Adjustments are required for Australian GAAP purposes where such capitalised goodwill is amortised over periods exceeding 20 years in the UK GAAP accounts.

Profit on sale of operations
Under UK GAAP, goodwill previously written off to reserves is reinstated for the purpose of calculating profit on the sale of an operation. Under Australian GAAP, the equivalent goodwill is capitalised and is subject to amortisation. The profit on sale of operations adjustment under Australian GAAP reflects the lower book value of operations sold under Australian GAAP compared to UK GAAP, which results from the above amortisation.

Taxation
Under UK GAAP, provision for taxes arising on remittances of earnings can only be made if the dividends have been accrued or if there is a binding agreement for the distribution of the earnings. Under Australian GAAP, provision must be made for tax arising on expected future remittances of past earnings.

Under UK GAAP, tax benefits associated with goodwill charged directly to reserves, in 1997 and previous years, must be accumulated in the deferred tax provision. This means that the tax benefits are not included in earnings until the related goodwill is charged through the profit and loss account on disposal or closure. For Australian GAAP, no provision is required for such deferred tax because the goodwill that gave rise to these tax benefits was capitalised and gives rise to amortisation charges against profit.

Proposed dividends
Under UK GAAP, ordinary dividends are recognised in the financial year in respect of which they are paid. Under Australian GAAP such dividends are not recognised until they are declared, determined or publicly recommended by the Board of directors.

Reconciliation of movements in shareholders' funds

	First	First
	half	half	Year
	2004	2003	2003
	US$m	US$m	US$m

Profit for the period	1,439	641	1,508
Dividends	(441)	(413)	(882)

	998	228	626

Adjustment on currency translation	(591)	1,087	1,924
Goodwill written back on disposal of investment	228	–	–
Share capital issued	13	14	25

	648	1,329	2,575

Opening shareholders' funds	10,037	7,462	7,462

Closing shareholders' funds	10,685	8,791	10,037

Prima facie tax reconciliation
	First	First
	half	half	Year
	2004	2003	2003
	US$m	US$m	US$m

Profit on ordinary activities before taxation	1,896	964	2,094

Prima facie tax payable at UK and Australian rate of 30%	569	289	628

Impact of exceptional items	(134)	–	(38)

Other permanent differences
Other tax rates applicable outside the UK and Australia	33	29	59
Permanently disallowed amortisation/depreciation	26	23	53
Research, development and other investment allowances	(3)	(5)	(5)
Resource depletion allowances	(41)	(15)	(54)
Other	5	9	(24)

	20	41	29
Other deferral of taxation
Capital allowances in excess of other depreciation charges	(20)	(44)	(48)
Other timing differences	12	6	14

Total timing differences related to the current period	(8)	(38)	(34)

Current taxation charge for the period	447	292	585

Deferred tax recognised on timing differences	8	38	34
Other deferred tax items	(18)	(21)	(52)

Total taxation charge for the period	437	309	567

Exploration and evaluation properties
	First	First
	half	half	Year
	2004	2003	2003
	US$m	US$m	US$m

At cost less amounts written off
At 1 January	834	694	694
Adjustment on currency translation	(41)	67	119
Expenditure in period	79	67	130
Charged against profit for the period	(8)	(21)	(47)
Disposals, transfers and other movements	(10)	(26)	(62)

At end of period	854	781	834

Provision
At 1 January	(765)	(637)	(637)
Adjustment on currency translation	35	(58)	(104)
Charged against profit for the period	(64)	(43)	(80)
Disposals, transfers and other movements	26	24	56

At end of period	(768)	(714)	(765)

Net balance sheet amount	86	67	69

Product analysis

First	First		First	First
half	half		half	half	Year
2004	2003		2004	2003	2003
%	%		US$m	US$m	US$m

		Gross turnover

16.5
	12.3	Copper
1,090
				685	1,495
5.1	10.5	Gold (all sources)	338	584	1,068
18.6	18.0	Iron ore	1,234	999	2,165
18.1	18.6	Coal	1,196	1,034	2,125
17.0	15.9	Aluminium	1,125	883	1,847
14.1	15.6	Industrial minerals	933	866	1,849
5.5	4.4	Diamonds	366	243	556
5.1	4.7	Other products	339	267	650

100.0	100.0		6,621	5,561	11,755

		Net earnings
36.5	26.6	Copper, gold and by-products	404	194	429
22.4	29.4	Iron ore	248	215	500
9.9	13.2	Coal	110	96	163
14.4	13.4	Aluminium	159	98	189
9.2	10.7	Industrial minerals	102	78	159
7.8	7.3	Diamonds	86	53	111
(0.2)	(0.6)	Other products	(2)	(4)	33

100.0	100.0		1,107	730	1,584
		Exploration and evaluation	(59)	(52)	(98)
		Net interest	(33)	(29)	(59)
		Other items	(22)	(8)	(45)

			993	641	1,382
		Exceptional items	446	–	126

			1,439	641	1,508

Geographical analysis (by country of origin)

First	First		First	First
half	half		half	half	Year
2004	2003		2004	2003	2003
%	%		US$m	US$m	US$m

		Gross turnover
32.2	28.6	North America	2,135	1,590	3,567
45.5	43.8	Australia and New Zealand	3,011	2,436	5,152
7.9	5.6	South America	523	314	682
5.5	5.7	Africa	364	317	662
2.5	10.6	Indonesia	162	587	1,037
6.4	5.7	Europe and other countries	426	317	655

100.0	100.0		6,621	5,561	11,755

		Net earnings
33.5	15.8	North America	344	106	363
47.3	57.2	Australia and New Zealand	485	383	754
16.6	11.0	South America	170	74	156
(0.1)	2.2	Africa	(1)	15	12
1.2	16.1	Indonesia	12	108	181
1.5	(2.3)	Europe and other countries	16	(16)	(25)

100.0	100.0		1,026	670	1,441
		Net interest	(33)	(29)	(59)

			993	641	1,382
		Exceptional items	446	–	126

			1,439	641	1,508

The above analysis includes Rio Tinto's share of the results of joint ventures and associates including interest.

The amortisation of discount is included in the applicable product category and geographical area. All other financing costs of subsidiaries are included in 'Net interest'.

Accounting principles

The financial information included in this report is unaudited and has been prepared in accordance with United Kingdom Accounting Standards and an Order under section 340 of the Australian Corporations Act 2001 issued by the Australian Securities and Investments Commission on 21 July 2003. The UK GAAP financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year to 31 December 2003.

Prior year financial information

Financial information for the year 2003 has been extracted from the full financial statements prepared on the historical cost basis as filed with the Registrar of Companies. The auditors' report on the financial statements for the year ended 31 December 2003 was unqualified and did not contain statements under section 237(2) of the United Kingdom Companies Act 1985 (regarding adequacy of accounting records and returns), or under section 237(3) (regarding provision of necessary information and explanations).

Directors' declaration

The financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority in the United Kingdom and with applicable accounting standards, using the most appropriate accounting policies for Rio Tinto's business and supported by reasonable and prudent judgements.
The financial statements give a true and fair view of the state of affairs of the Rio Tinto Group at 30 June 2004 and of the profit and cash flows of the Group for the half year then ended.
The financial statements have been prepared on the going concern basis since, in our opinion, each of the Rio Tinto Group, Rio Tinto Limited and Rio Tinto plc has adequate financial resources to continue in operational existence for the foreseeable future and to pay its debts as and when they become due and payable.

By order of the board
G R Elliott
Finance Director
29 July 2004

Independent review report to Rio Tinto plc and Rio Tinto Limited ("the Companies")

Introduction
We have been instructed by the Companies to review the financial information of the Rio Tinto Group which comprises the profit and loss account, the cash flow statement, the balance sheet, the reconciliation with Australian GAAP and the related notes (including the financial information by Business Unit). We have read the other information contained in the interim report, including the reconciliation with US GAAP, and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority in the United Kingdom which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Companies for the purpose of the Listing Rules of the Financial Services Authority in the United Kingdom and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.
PricewaterhouseCoopers LLP	PricewaterhouseCoopers
Chartered Accountants	Chartered Accountants
London	Perth
29 July 2004	29 July 2004
in respect of Rio Tinto plc	in respect of Rio Tinto Limited

Reconciliation with US GAAP

	First	First
	half	half	Year
	2004	2003	2003
	US$m	US$m	US$m

Net earnings under UK GAAP	1,439	641	1,508
Increase/(decrease) net of tax in respect of :
Amortisation of goodwill	36	37	76
Amortisation of intangibles	(26)	(27)	(47)
Profit on sale of operations	114	–	–
Pensions/post retirement benefits	3	14	44
Share options	(8)	(11)	(21)
Exploration and evaluation	(34)	(10)	(22)
Effect of historical average commodity prices in ore reserve determination	(51)	–	(82)
Exchange differences taken to earnings under US GAAP	(332)	441	813
Other	(40)	(29)	(114)

Income before cumulative effect of change in accounting principle	1,101	1,056	2,155
Cumulative effect of change in accounting principle for close down and restoration costs	–	(178)	(178)

Net income under US GAAP	1,101	878	1,977

Basic earnings per ordinary share under US GAAP
Before cumulative effect of change in accounting principle	79.8c	76.7c	156.4c
After cumulative effect of change in accounting principle	79.8c	63.8c	143.5c

Shareholders' funds under UK GAAP	10,685	8,791	10,037
Increase/(decrease) net of tax in respect of :
Goodwill	1,420	1,476	1,550
Intangibles	256	306	282
Pensions/post retirement benefits	(230)	(453)	(352)
Exploration and evaluation	(156)	(110)	(132)
Effect of historical average commodity prices in ore reserve determination	(133)	–	(82)
Adjustment to asset carrying values	251	258	223
Proposed dividends	434	413	469
Mark to market of derivative contracts	194	181	255
Start-up costs	(84)	(78)	(89)
Other	(146)	(115)	(186)
Taxation	61	67	69

Shareholders' funds under US GAAP	12,552	10,736	12,044

Diluted earnings per share under US GAAP are 0.1 US cents (First half 2003: 0.1 US cents) less than the above earnings per share figures.

The Group's financial statements have been prepared in accordance with UK GAAP which differ in certain respects from US GAAP. The effect of adjusting net earnings and shareholders' funds for the following differences in treatment under US GAAP is set out above.

Goodwill – For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisition directly against reserves. For acquisitions in 1998 and subsequent years, goodwill is capitalised. Goodwill previously written off directly to reserves in the UK GAAP financial statements was therefore reinstated and amortised, under US GAAP. From 1 January 2002, goodwill and indefinite lived intangible assets are no longer amortised under US GAAP but are reviewed annually for impairment under FAS 142, 'Goodwill and other Intangible Assets'. Goodwill amortisation charged against UK GAAP earnings is added back in the US GAAP reconciliation.

Profit on sale of operations – Under UK GAAP, goodwill previously written off to reserves is reinstated for the purpose of calculating profit on the sale of an operation. Under US GAAP, the equivalent goodwill is capitalised and is subject to amortisation in the period from acquisition until 2001. The profit on sale of operations balance under US GAAP reflects the lower book values of operations sold under US GAAP compared to UK GAAP, as a result of such amortisation.

Share options – Under UK GAAP, no cost is accrued where the option scheme applies to all relevant employees and the intention is to satisfy the share options by the issue of new shares. The Group applies the fair value recognition provisions of FAS 123, 'Accounting for Stock Based Compensation', which is considered by the SEC to be a preferable accounting method for share based employee compensation. Fair value is determined using an option pricing model.

Exploration and evaluation – Under UK GAAP, expenditure on a project can be carried forward after it has reached a stage where there is a high degree of confidence in its viability. US GAAP does not allow expenditure to be carried forward unless the viability of the project is supported by a final feasibility study. In addition, under UK GAAP, provisions made against exploration and evaluation in prior years can be reversed when the project proceeds to development to the extent that the relevant costs are recoverable. US GAAP does not allow such provisions to be reversed.

Effect of historical average commodity prices in ore reserve determination – For UK and Australian reporting, the Group's Ore reserve estimates are determined in accordance with the JORC code and are based on forecasts of future commodity prices. For US reporting, historical price data is used which has led to reduced ore reserve quantities for US reporting purposes for certain of the Group's operations, resulting in lower earnings for US reporting, largely as a result of higher depreciation charges.

Reconciliation with US GAAP (continued)

Adjustments to asset carrying values – Impairment of fixed assets under UK GAAP is recognised and measured by reference to the discounted cash flows expected to be generated by the asset. Under US GAAP, impairment is recognised only when the anticipated undiscounted cash flows are insufficient to recover the carrying value of the asset. Where an asset is found to be impaired under US GAAP, the amount of such impairment is generally similar under US GAAP to that computed under UK GAAP, except where the US GAAP carrying value includes additional goodwill. Under UK GAAP, impairment provisions may be written back in a future year if the expected recoverable amount of the asset increases. Such write backs of impairment provisions are not permitted under US GAAP. Therefore, any credits to UK GAAP earnings resulting from such write backs are reversed in the US GAAP reconciliation.

Exchange differences, Debt – The Group finances its operations primarily in US dollars and a significant proportion of the Group's US dollar debt is located in its Australian operations. Under UK GAAP, this debt is dealt with in the context of the currency status of the Group as a whole and exchange differences reported by the Australian operations are adjusted through reserves. US GAAP permits such exchange gains and losses to be taken to reserves only to the extent that the US dollar debt hedges US dollar assets in the Australian group. Net exchange losses of US$315 million on US dollar debt that do not qualify for hedge accounting under US GAAP have therefore been recorded in US GAAP earnings.

Exchange differences, Mark to market of derivative contracts – The Group is party to derivative contracts in respect of some of its future transactions in order to hedge its exposure to fluctuations in exchange rates against the US dollar. Under UK GAAP, these contracts are accounted for as hedges: gains and losses are deferred and subsequently recognised when the hedged transaction occurs. However, certain of the Group's derivative contracts do not qualify for hedge accounting under FAS 133 (amended), 'Accounting for Derivative Instruments and Hedging Activities', principally because the hedge is not located in the entity with the exposure. Unrealised losses of US$60 million on such derivatives have therefore been recorded in US GAAP earnings. Realised gains of US$43 million, which have been capitalised under UK GAAP, have been included in earnings under US GAAP.

Start-up costs – Under US GAAP, Statement of Position 98-5, 'Reporting on the Costs of Start-up Activities', requires that the costs of start up activities are expensed as incurred. Under UK GAAP, some of these start up costs qualify for capitalisation and are amortised over the economic lives of the relevant assets.

Taxation – Differences exist between UK GAAP and US GAAP which impact on the treatment of tax benefits related to goodwill previously written off to reserves under UK GAAP, and on tax relating to future remittances of earnings. These differences also arise in the Reconciliation with Australian GAAP and are explained further on page 22.

Notes to financial information by business unit (Pages 6 and 7)

(a)  Gross turnover includes 100 per cent of subsidiaries' turnover and the Group's share of the turnover of joint ventures and associates.

(b)  EBITDA of subsidiaries, joint ventures and associates represents profit before: exceptional items, tax, net interest payable, depreciation and amortisation.

(c) Net earnings represent after tax earnings attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before interest charges but after the amortisation of the discount related to provisions. Earnings attributable to joint ventures and associates include interest charges.

(d) During June 2004 Rio Tinto sold its interests in Somincor and Zinkgruvan. During 2003 Rio Tinto sold its interests in Kaltim Prima Coal, Alumbrera and Peak.

(e)  Includes Rio Tinto's interest in Anglesey Aluminium (51%) and Comalco (100%).

(f)  On 30 March 2004 Rio Tinto sold its 13.1% shareholding in Freeport-McMoRan Copper & Gold Inc. The sale of the shares does not affect the terms of the joint venture, referred to below.

(g) Through a joint venture agreement Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(h)  Includes Rio Tinto's interest in Morro do Ouro (51%). Rio Tinto sold its interest in Fortaleza with effect from 1 January 2004.

(i)  Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment. The details provided include 100 per cent of subsidiaries' capital expenditure and Rio Tinto's share of the capital expenditure of joint ventures and associates. Amounts relating to joint ventures and associates not specifically funded by Rio Tinto are deducted before arriving at the total capital expenditure for the Group.

(j) Depreciation figures include 100 per cent of subsidiaries' depreciation and goodwill amortisation and include Rio Tinto's share of the depreciation and goodwill amortisation of joint ventures and associates. Amounts relating to joint ventures and associates are deducted before arriving at the total depreciation charge.

(k) Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders' interests which are calculated by reference to the net assets of the relevant companies (ie net of such companies' debt). For joint ventures and associates Rio Tinto's net investment is shown. For joint ventures and associates shown in the Financial Information by Business Unit on pages 6 and 7, Rio Tinto's shares of operating assets, defined as for subsidiaries, are as follows: Escondida US$893 million (2003: US$889 million), Grasberg joint venture US$405 million (2003: US$405 million).

(l) Business units have been classified in the analysis on pages 6 and 7 according to the Group's current management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations. This summary differs, therefore, from the Product analysis in which the contributions of individual business units are attributed to several products as appropriate.

Summary financial data in Australian dollars, Sterling and US dollars

First		First		First		First			First		First
half		half		half		half			half		half		Year
2004		2003		2004		2003			2004		2003		2003
A$m		A$m		£m		£m			US$m		US$m		US$m

8,947		9,054		3,638		3,454		Gross turnover (including share of joint ventures and associates)	6,621		5,561		11,755

2,562		1,569		1,042		599		Profit on ordinary activities before taxation	1,896		964		2,094

1,342		1,044		546		398		Adjusted earnings *	993		641		1,382

1,945		1,044		791		398		Profit for the financial period (net earnings)	1,439		641		1,508

141.1	c	75.8	c	57.4	p	28.9	p	Earnings per ordinary share	104.4	c	46.5	c	109.5	c
97.3	c	75.8	c	39.6	p	28.9	p	Adjusted earnings per ordinary share *	72.0	c	46.5	c	100.3	c

								Dividends per share to Rio Tinto shareholders
				17.54	p	18.45	p	– Rio Tinto plc	32.0	c	30.0	c	64.0	c
45.53	c	45.02	c					– Rio Tinto Limited	32.0	c	30.0	c	64.0	c

2,739		2,554		1,114		975		Total cash flow from operations	2,027		1,569		3,486

(1,196)		(1,190)		(486)		(454)		Capital expenditure and financial investment	(885)		(731)		(1,673)

(6,501)		(8,714)		(2,478)		(3,511)		Net debt	(4,486)		(5,804)		(5,646)

15,485		13,198		5,903		5,318		Equity shareholders' funds	10,685		8,791		10,037

* Adjusted earnings for First half 2004 exclude exceptional items of US$446 million (Full year 2003: US$126 million), which are analysed on page 19.

The financial data above have been extracted from the primary financial statements set out on pages 19 to 21. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate. For further information on these exchange rates, please see below.

Metal prices and exchange rates
		First		First
		half		half		Change	Year
		2004		2003		1H04 v 1H03	2003

Metal prices – average for the period

Copper	– US cents/lb	125	c	75	c	67%	80	c
Aluminium	– US cents/lb	75	c	63	c	19%	65	c
Gold	– US$/troy oz	US$401		US$350		15%	US$363

Average exchange rates in US$

Sterling		1.82		1.61		13%	1.63
Australian dollar		0.74		0.61		21%	0.65
Canadian dollar		0.75		0.69		9%	0.71
South African rand		0.15		0.12		25%	0.13

Period end exchange rates in US$

Sterling		1.81		1.65		10%	1.78
Australian dollar		0.69		0.67		3%	0.75
Canadian dollar		0.74		0.74		–	0.77
South African rand		0.16		0.13		23%	0.15

The Australian dollar exchange rates, given above, are based on the Hedge Settlement Rate set by the Australian Financial Markets Association.

Circulation to shareholders

This report will be circulated to shareholders and is available on the Rio Tinto website.